November 12, 2020
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Gabor

Re:	Concert Pharmaceuticals, Inc.
Registration Statement on Form S-3 (No. 333-249862)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Concert Pharmaceuticals, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Washington D.C. time, on November 16, 2020, or as soon as possible thereafter.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling Sarah Ashfaq, Esq. at (212) 459-7238.
Very truly yours,

CONCERT PHARMACEUTICALS, INC.

/s/ Jeffrey A. Munsie
Jeffrey A. Munsie
Chief Legal Officer
cc: John Mutkoski, Goodwin Procter LLP
Sarah Ashfaq, Goodwin Procter LLP